Exhibit 99.2

PUBLIC SERVICE COMPANY OF NEW MEXICO RISK FACTORS

(Report on Form 10-Q for the Fiscal Quarter Ending September 30, 2004)

PNM's business and financial results are subject to a number of risks and uncertainties, including those set forth below and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report.

PNM is subject to complex government regulation, which may have a negative impact on its business and results of operations.

            PNM is subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence its operating environment and may affect its ability to recover costs from utility customers. In particular, the PRC, the FERC, the NRC, the EPA and the NMED regulate many aspects of PNM's utility operations, including siting and construction of facilities, conditions of service, and the rates that PNM can charge customers. PNM is required to have numerous permits, approvals and certificates from these agencies. PNM believes the necessary permits, approvals and certificates have been obtained for its existing operations.

However, PNM is unable to predict the impact on its business and operating results from the future regulatory activities of any of these agencies.   Changes in regulations or the imposition of additional regulations may require PNM to incur additional expenses or change business operations, and therefore have an adverse impact on PNM's results of operations.  Because of pending federal regulatory reforms, the public utility industry is undergoing a fundamental change.  New Mexico has repealed the Electric Utility Industry Restructuring Act of 1999 and therefore has abandoned its plans to transform the industry from one of vertically integrated monopolies to one with deregulated, competitive generation.  However, the FERC has proposed a "Standard Market Design" ("SMD") which would establish independently governed regional transmission organizations with common rules for market operations. The FERC's efforts have been opposed by a number of states, primarily in the Southeast, because of concern that the SMD does not provide for regional differences and does not represent a cost-efficient approach to wholesale markets.  Energy legislation, which could affect the FERC's activities, remains under consideration in Congress.  In an attempt to ease concerns with its SMD proposal, on April 28, 2003, the FERC issued a White Paper defining a "Wholesale Power Market Platform" which would replace the SMD.  Both the SMD and Wholesale Market Platform proposals are still pending further action by the FERC. The Company's future results will be impacted by the form of the FERC rules, if adopted; the costs of complying with rules and legislation that may call for regulatory reforms for the industry; and the resulting market prices for electricity and natural gas.

PNM's revenues are affected by factors beyond its control.

PNM's revenues are affected by the demand for electricity and natural gas.  That demand can vary greatly based upon:

*           Weather conditions, seasonality and temperature extremes;

*           Fluctuations in economic activity and growth in PNM's service area; and

*           Fluctuations in economic activity and growth in the Western region of the United States.

Severe weather conditions, accidents and other catastrophic events can disrupt or limit PNM's ability to deliver electricity and natural gas.  Weather conditions will also impact the revenues that PNM obtains from its electric wholesale sales.  Very warm and very cold temperatures, especially for prolonged periods, can dramatically increase the demand for electricity for cooling and heating, respectively, as opposed to the effect of more moderate temperatures.  Very warm temperatures inside PNM's service territory reduce the amount of power available to sell on the wholesale market.

           Drought conditions in New Mexico generally, and especially in the Four Corners region, in which the SJGS and Four Corners are located, may affect the water supply for PNM's generating plants.  If adequate precipitation is not received in the watershed that supplies the Four Corners areas, the plants may be affected in 2005 and the future.  The United States Bureau of Reclamation has approved a supplemental contract for 8,300 acre-feet per year for a one-year term ending December 31, 2004.  Environmental approvals have been obtained for the supplemental contract.  PNM has also signed a voluntary shortage sharing agreement with tribes and other water users in the San Juan Basin for a one-year term ending December 31, 2004.  To the extent required for implementation, environmental approvals for that agreement have been obtained.  A similar agreement was entered into in 2003.  Should the drought conditions continue or regulators or legislators take action to limit our supply of water, PNM's business may be adversely impacted.

PNM's financial performance depends on its power plants and transmission and distribution system being operational.

Unscheduled maintenance outages and other performance problems with PNM's electric generation assets may adversely affect its ability to control costs and to sell excess power in the wholesale market.  Failures of transmission or distribution facilities may cause interruptions in the services PNM provides.  These performance problems and equipment failures and resulting service interruptions could result in lost revenues and additional costs.

PNM's electric rate reduction and rate freeze could affect its profit margin if it does not control its costs.

            With PRC approval, PNM agreed to decrease its electric retail rates by 6.5% in two phases as follows: 4% effective September 2003, and an additional 2.5% effective September 2005.  PNM also agreed to freeze the reduced rates through December 31, 2007.  PNM's costs, however, are not frozen.  Thus, PNM's ability to maintain its profit margins depends upon increased demand for electricity and PNM's efforts to control costs supplying that electricity.

            PNM anticipates being able to reduce base fuel costs as a result of its revised coal contract relating to the new underground mine serving the SJGS.  However, if the anticipated base fuels cost savings do not occur because of problems at the new mine or if PNM cannot control other operating expenses, then the rate freeze will affect PNM's profit margin.  The rate freeze will also affect PNM's ability to recover from its customers costs associated with investments in its generation, transmission and distribution facilities since PNM will not be able to increase rates to recover those costs.  PNM's rate freeze agreement does, however, allow PNM to seek a general rate adjustment for certain changes in environmental or tax laws.

 A significant reduction in the PNM's credit ratings could materially and adversely affect its business, financial condition and results of operations.

PNM cannot be sure that any of PNM's current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase the PNM's borrowing costs, which would diminish PNM's financial results. PNM would likely be required to pay a higher interest rate in future financings, and the Company's potential pool of investors and funding sources could decrease. In addition, borrowing costs under certain of the Company's existing credit facilities depend on its credit ratings. A downgrade could also require PNM to provide additional support in the form of letters of credit or cash or other collateral to various counter parties. If the Company's short-term ratings were to be lowered, it could limit the Company's access to the commercial paper market. The ratings from rating agencies are not recommendations to buy, sell or hold the Company's securities and that each rating should be evaluated independently of any other rating.

 Actual results could differ from estimates used to prepare PNM's financial statements.

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates.

There are inherent risks in the operation of nuclear facilities, such as environmental, health and financial risks and the risk of terrorist attack.

The Company has an ownership interest in PVNGS, which is the largest nuclear electric generating facility in the United States. PVNGS is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks and unscheduled outages due to equipment and other problems. The Company maintains nuclear decommissioning trust funds and external insurance coverage to minimize its financial exposure to some of these risks; however, it is possible that damages could exceed the amount of insurance coverage.

The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although the Company has no reason to anticipate a serious nuclear incident at PVNGS, if an incident did occur, it could materially and adversely affect the Company's results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

The operation of PVNGS requires licenses that need to be periodically renewed and/or extended. The Company does not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.